UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the ﬁscal semiannual period ended: June 30, 2020

Winc, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-2988960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5340 Alla Road, Suite 105

Los Angeles, CA 90066

(Mailing Address of principal executive offices)

(855) 282-5829

Issuer’s telephone number, including area code

In this report, the term “Winc,” “we,” “us” or “the company” refers to Winc, Inc. and its consolidated subsidiary BWSC, LLC.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company produces and sells premium, super-premium, and ultra-premium wines. Approximately 50% of the wine comes from grapes purchased from California-based growers. In addition, the company purchases semi-finished bulk wine under contract in partnership with domestic and foreign wineries and growers. The company’s wines are sold across a number of price points via two distinct distribution channels: direct-to-consumer (“DTC”) and three-tier wholesale. The business model is a combination of DTC sales and traditional three-tier brand sales. The company owns, designs and develops its brands. The brands are differentiated and marketed through label designs.

The DTC channel consists of online subscription sales of products produced by the company. Wines in the three-tier channel are sold to distributors with programs available to the broad market.

Results of Operations

Factors Affecting Operating Results

We generate net revenues primarily from DTC sales of wine and, to a lesser extent, from wholesale wine sales, which commenced in 2015. Net revenues are affected by advertising, discounts and promotions, merchandising, packaging and, in the wholesale channel, the availability of display space at retailers, all of which have a significant impact on consumers’ buying decisions. We deduct promotional discounts and member credits and refunds expected to be issued to determine net revenue.  Members who receive a damaged order or are dissatisfied with an order may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion.  Credits only remain available for members who maintain a valid account with us.  Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing brands, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We also periodically provide promotional offers, including discount offers, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as a net amount in net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

Historically, customer acquisition slows down in July and August and picks up rapidly from October-December.

Cost of revenues consists of wine-related inputs, such as grapes and semi-finished bulk wine, bottling materials (bottles, corks and labeling materials), boxes/packaging, fulfillment costs (costs attributable to receiving, inspecting, warehousing inventories, picking, packaging and preparing customer orders for shipment, including the variable costs of employing hourly employees and temporary staff provided by agencies at our fulfillment centers), customer service costs (third-party staffing to respond to inquiries from customers), credit card fees related to DTC transactions, inbound and outbound freight, storage and barrel depreciation.

Operating expenses largely consist of marketing, personnel, general and administrative, production and operations and creative development expenses.

●	Our marketing expenses consist primarily of costs incurred to acquire new customers, retain existing customers, build our brand awareness through various offline and online paid advertising channels, including television, digital and social media, direct mail, radio and podcasts, email, brand activations, and strategic brand partnerships.
●	General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, marketing, sourcing, planning, procurement, creative and human resources; costs associated with use by these functions, such as depreciation expense and rent relating to facilities and equipment; professional fees and other general corporate costs; share-based compensation; and expenses for salaried managerial employees at our fulfillment centers. Starting in Fiscal 2017, printing costs are included in general and administrative expenses.

Other income and expense consists primarily of interest expense associated with our credit facilities, offset by interest income on cash and cash equivalents balances, rental income from sublease agreements and by any changes in fair value of the warrants that the company issued in connection with its credit facilities. See “—Liquidity and Capital Resources – Credit Facilities.” The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense.

Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019

Net Revenues

Net revenues for the six months ended June 30, 2020 (“Interim 2020”) were $29,807,629, an increase of 61.2% from net revenues of $18,489,493 in the six months ended June 30, 2019 (“Interim 2019”).

Net revenues from DTC sales increased 71% to $25,784,929 in Interim 2020 compared to $15,080,604 in Interim 2019. This was a result of an increase in order volume by the existing customer base of approximately $5,679,926 and an increase of $5,024,399 in orders from new customers. Order volumes began to pick up substantially starting in March 2020 as states and localities imposed shelter-in-place orders in connection with the COVID-19 pandemic. Volumes leveled out in May and June as such orders were lifted around the United States. We define “existing customers” as customers who have placed two or more orders on our website. “New customers” are those that have placed their first order with Winc.

Net revenues from wholesale sales grew 18.0% to $4,022,700 in Interim 2020 from $3,409,216 in Interim 2019. Growth in wholesale sales was primarily driven by the addition of new retail accounts and the investment we made in personnel for the wholesale channel in 2019. While wholesale distributors had reduced demand from restaurants, they had increased demand from off-premise retailers for the company’s products.

Sales discounts and depletion allowances are recorded as a reduction of revenues at the time of sale. For Interim 2020 and Interim 2019, sales discounts and depletion allowances totaled $7,947,615 and $3,003,944, respectively.

Cost of Revenues

Cost of revenues for Interim 2020 was $18,964,080, compared to $10,904,208 in Interim 2019, an increase of 73.9%. The increase in cost of revenues is primarily related to the increase in Interim 2020 revenues and increased fulfillment costs as the company had to hire temporary staff to handle sales volumes and incurred additional costs to institute safety measures to comply with federal, state and local guidelines at our fulfillment centers.

The net revenues and cost of revenues described above resulted in gross profits of $10,843,550 in Interim 2020 and $7,585,285 in Interim 2019. Gross profit margins decreased from 41.0% in Interim 2019 to 36.4% in Interim 2020.

Operating Expenses

Marketing expenses increased 115.7% to $6,947,550 during Interim 2020 from $3,221,677 for Interim 2019. Advertising costs represented $6,947,550 and $2,595,619, respectively, of those amounts. Advertising costs increased year-over-year as we continue to invest in digital media spend to attract new customers.

Personnel expenses increased $424,211, or 13.9%, from $3,041,343 in Interim 2019 to $3,465,554 in Interim 2020. This increase is mostly attributed to investment in our Brand/Creative teams and additional hires to support our Wholesale channel.

Production and operations expenses, which consist of warehouse supplies and equipment expenses, were $89,300 and $43,906, respectively, in Interim 2020 and Interim 2019. These expenses increased as a result of instituting additional health and safety measures to comply with federal, state and local regulations as a result of the coronavirus pandemic. Creative development expenses include photography and content development for print and digital media and decreased $74,535 from Interim 2019 to Interim 2020 due to addition of resources to the Creative team.

General and administrative expenses increased $24,315, or 1%, from $3,154,267 in Interim 2019 to $3,178,582 in Interim 2020, largely due to increased audit and consulting expenses.

Other (expense) income decreased $240,483, or 74.6%, from a total net expense of $322,045 in Interim 2019 to a net expense of $81,562 in Interim 2020. Interest expense decreased $168,174 in Interim 2020 as we paid down and closed the line of credit with Western Alliance Bank. See “—Liquidity and Capital Resources” below. Rental income from sublease agreements increased $67,808 from $248,589 in Interim 2019 to $316,397 in Interim 2020.

The result of the foregoing is that we incurred a net loss of $2,979,359 in Interim 2020, compared to a net loss of $2,336,289 in Interim 2019. We believe these investments in people and marketing will begin to increase revenue and reduce losses in future years.

Liquidity and Capital Resources

As of June 30, 2020, the company’s cash and cash equivalents was $7,613,476. Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. Net inventory at that date was $8,614,942. The company’s operations have been financed to date by a combination of revenue, bank debt and investment capital. The primary cash needs have been to fund working capital requirements (primarily marketing for fast growth and inventory to support that growth), repay indebtedness (interest and principal payments) and operating expenses.

Issuances of Preferred Stock

In 2013, the company raised net proceeds of $3,218,995 through the sale in a private placement of Series Seed Preferred Stock and converted debt and accrued interest of $1,085,159 into Series A Preferred Stock. In 2014, the company raised an additional $8,372,863 through the sale of its Series A Preferred Stock to certain investors. In 2015, the company raised an additional $17,471,540 through the sale of its Series B Preferred Stock. In 2017, the company raised net proceeds of $8,966,987 through the sale of Series B-1 Preferred Stock. In April 2019, the company raised net proceeds of $9,500,000 through the sale of Series C Preferred Stock.

On September 26, 2019, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 10,611,205 shares of its Series D Preferred Stock, convertible into shares of Common Stock, at a price of $1.4136 per share. The company intends to utilize the net proceeds from the 2019 Regulation A Offering to increase its marketing, expand inventory through purchases of additional grapes and fund acquisitions of brands to add to the Winc portfolio. The 2019 Regulation A Offering terminated on May 29, 2020. As of June 30, 2020, the company had issued 6,319,782 shares of Series D Preferred Stock and received net proceeds of $4,622,637 in connection with the 2019 Regulation A Offering.

On August 17, 2020, the company commenced an offering pursuant to Regulation A under the Securities Act (the “2020 Regulation A Offering”), pursuant to which it is offering to sell up to 10,000,000 shares of its Series E Preferred Stock, convertible into shares of Common Stock, at a price of $1.75 per share. The company intends to utilize the net proceeds from the 2020 Regulation A Offering to increase its marketing, expand inventory through purchases of additional grapes and fund acquisitions of brands to add to the Winc portfolio. In the event that it takes some time for the company to raise funds in the 2020 Regulation A Offering, the company will rely on income from sales, funds raised in any offerings from accredited investors or securing additional capital from another source.

Credit Facilities

Western Alliance Bank

In October 2015, we entered into a loan and security agreement with Western Alliance Bank, which provided the company with a revolving line of credit for up to $12,000,000. The line of credit was amended in 2017 and 2018 to extend the maturity to November 2019 and reduce the line to $8,000,000. The line of credit has a variable interest rate equal to 2% above the Prime Rate at December 31, 2018. At June 30, 2020, the company had paid down the line of credit and closed the facility. The line of credit was secured by all of the assets of the company.

In the line of credit, we have agreed to a number of financial covenants, including

●	To maintain defined minimum required EBITDA targets, determined in accordance with GAAP and measured on a quarterly basis (the “quarterly EBITDA covenant”). EBITDA is defined in the line of credit as net profit before tax plus interest expense, depreciation expense, amortization expense, and non-cash stock compensation expenses.
●	To maintain a minimum revenue, measured on a monthly basis (the “minimum revenue covenant”). The company’s trailing three months’ revenue (determined in accordance with GAAP), measured on a monthly basis, is required to be at least 90% of its projected revenue during that period as set forth in board-approved annual financial projections that the company is required to deliver to Western Alliance Bank.
●	To maintain an unrestricted cash balance at Western Alliance Bank that is equal to the greater of $1 million or six (6) times the company’s “operating burn,” defined as the average monthly EBITDA loss for the trailing three (3) month period (the “unrestricted cash balance covenant”).

As of August 1, 2019, we were in default for failing to comply with the quarterly EBITDA covenant in the first 2 quarters of 2019 and the minimum revenue covenant measured at the end of March, April, May and June 2019. On August 2, 2019, we entered into a modification agreement with Western Alliance Bank whereby Western Alliance Bank waived the existing defaults and agreed not to exercise its remedies under the line of credit. To remedy the breach of the quarterly EBITDA covenant, we requested, and Western Alliance Bank agreed, to modify the quarterly EBITDA covenant to reset the targets for the remainder of 2019. To remedy the breach of the minimum revenue covenant, we submitted a revised set of board-approved financial projections for the remainder of 2019, which Western Alliance Bank accepted.

As of August 31, 2019 and September 31, 2019, we were in default for failing to comply with the unrestricted cash balance covenant. On October 31, 2019, we entered into a modification agreement with Western Alliance Bank whereby Western Alliance Bank waived the defaults and agreed not to exercise its remedies under the line of credit. Western Alliance Bank also agreed to extend the maturity to February 28, 2020. To remedy the breach of this covenant, we drew down a sufficient amount under the line of credit to increase the unrestricted cash balance that we maintain at Western Alliance Bank. On April 13, 2020, the line of credit was amended to extend the maturity to May 31, 2020 and reduce the line to $7,000,000.

Super G Capital; Multiplier Capital

During 2017, the company entered into two note payable agreements totaling $2,500,000 with Super G Capital, LLC. The notes payable bore an interest rate of 36% per annum at December 31, 2017. In December 2017, the company entered into a loan and security agreement with Multiplier Capital II, LP (“Multiplier”) for a term loan of $5,000,000, all of which was disbursed to the company. The loan matures in June 2022 and bears interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14% per annum (11.5% at December 31, 2019). In connection with the loan and security agreement, the company granted Multiplier warrants to purchase shares of the company’s Series B-1 Preferred Stock. See Note 9 in the notes to the financial statements. The company used a portion of the proceeds of the term loan to retire the higher interest notes payable issued earlier in 2017 to Super G Capital. At June 30, 2020, $3,333,333 was outstanding under the Multiplier Capital loan. The loan is secured by all of the assets of the company.

Square 1 Bank; Pacific Western Bank

In July 2013, the company entered into a loan and security agreement with Square 1 Bank. The agreement provided for advances of up to $5,000,000 and expired in June 2016. In connection with the loan, the company granted Square 1 Bank a warrant to purchase shares of the company’s Series Seed Preferred Stock. See Note 9 in the notes to the financial statements. In June 2015, the company entered into the fourth amendment to the loan and security agreement in which the bank agreed to make term loans for up to $1,000,000. The company repaid all borrowings in September 2015 and the line is no longer available. In connection with the amendment, the company granted Square 1 Bank warrants to purchase shares of the company’s Series B Preferred Stock. Square 1 Bank merged with Pacific Western Bank, which now holds the outstanding warrants, in October 2015.

Paycheck Protection Program Loan

The company applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 20, 2020, the company entered into a loan under the Paycheck Protection Program (“PPP”) for $1,364,000 in principal amount, which may be forgivable as specified in the CARES Act. The loan will mature 2 years from the date it was issued and will accrue interest at a rate of 1% per year. If the company does not apply for loan forgiveness, it will be required to pay principal and interest payments of $57,427.24 per month, beginning ten months from the last day of the covered period. The “covered period” during which PPP loan expenses may be incurred and spent begins on the date of loan origination and ends 24 weeks after origination. The company intends to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government. The Paycheck Protection Program Flexibility Act of 2020 authorized the company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. The company intends to utilize at least 80% of the funds on payroll costs and 20% on rent/utilities, exceeding the minimum 60% threshold, and intends to maintain staffing levels.

Trend Information

Our primary goal is to add customers in our DTC sales channel as well as adding customers in our wholesale sales channel. As we add customers we will be able to grow our brands. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in sales of our wines.

Sales trends for the year ended December 31, 2019 showed strong demand across all of Winc’s portfolio. We continue to find media channels to advertise our products and acquire new customers. We are also growing our sales team in order to increase our wholesale sales channel. We have found that large retailers such as Cost Plus World Market, Vons, and Whole Foods Market have long sales pipelines but lead to very large business over time. As we continue to have more successful products and brands in our portfolio our ability to grow gains positive momentum.

The wine industry is a sizable market topping over $70 billion in the United States. We believe Winc is one of the few wine companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong portfolio of brands, a world class sales team, and a world class performance marketing team we believe Winc has the potential to seize a larger portion of the US wine market.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes. On March 15, 2020, the company issued a shelter-in-place order to its employees based in our Los Angeles headquarters.

As the company qualified as an essential business as defined by state regulations, we continued to operate our Pennsylvania and California fulfillment centers with approximately 80% occupancy to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. The reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays. In order to prevent delivery delays, we added an additional shift to our Pennsylvania fulfillment center operations and adjusted our marketing spend. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

Since late March 2020, we have experienced a significant increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. This increased demand may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home and restaurant restriction orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

While wholesale sales were reduced in April and May 2020, they have since returned to pre-COVID-19 levels and have not had a material effect on the company’s revenue. We cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our wholesale operations.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this Offering Circular, the company has experienced increased demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 2. Other Information

None

Item 3. Financial Statements

WINC, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

June 30, 2020 (unaudited) and December 31, 2019 (audited)

	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$7,613,476	$6,435,071
Accounts receivable, net	2,403,893	1,351,340
Employee advances	37,065	17,662
Inventory, net	8,614,942	8,488,668
Prepaid expenses and other current assets	2,667,166	2,630,661
Total current assets	21,336,542	18,923,402

Property and Equipment, net	691,086	803,921
Other Assets	139,361	85,150

Total assets	$22,166,989	$19,812,473

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$7,542,213	$3,925,534
Accrued liabilities	2,478,622	2,382,297
Unearned revenue	3,973,985	1,138,598
Line of credit	--	6,000,000
Total current liabilities	13,994,820	13,446,429

Deferred rent	268,708	308,871
Derivative liabilities	859,293	859,293
Long term debt	4,697,333	4,099,415
Other liabilities	154,104	--
Total liabilities	$19,974,258	$18,714,008
Commitments and Contingencies (Note 9)
Stockholders’ Equity
Common stock, $0.0001 par value, 94,410,000 shares authorized, 7,116,479 shares issued and outstanding at June 30, 2020 and December 31, 2019	990	990
Series Seed Preferred stock, $0.0001 par value, 13,296,372 shares issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $3,628,206 at June 30, 2020 and December 31,2019)	1,323	1,323
Series A Preferred stock, $0.0001 par value, 8,276,928 shares authorized, issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $10,006,094 at June 30, 2020 and December 31, 2019)	828	828

Page 1	The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

June 30, 2020 (unaudited) and December 31, 2019 (audited)

	June 30, 2020	December 31, 2019
LIABILITIES AND STOCKHOLDERS’ EQUITY (continued)

Stockholders’ Equity (continued)
Series B Preferred stock, $0.0001 par value, 13,381,711 issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $17,498,705 at June 30, 2020 and December 31, 2019)	1,336	1,336
Series B-1 Preferred stock, $0.0001 par value, 9,541,985 issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $13,500,884 at June 30, 2020 and December 31, 2019)	687	687
Series C Preferred stock, $0.0001 par value, 8,209,586 authorized, issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $14,999,997 at June 30, 2020 and December 31, 2019)	821	821
Series D Preferred stock, $0.0001 par value, 10,611,205 shares authorized, 6,319,782 and 1,254,644 issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $7,647,122 and $1,773,565 at June 30, 2020 and December 31, 2019)	632	125
Treasury stock (1,350,000 at June 30, 2020)	(7,250)	(7,250)
Additional paid-in capital	55,626,922	51,553,804
Accumulated deficit	(53,433,558)	(50,454,199)
Total stockholders’ equity	2,192,731	1,098,465

Total liabilities and stockholders’ equity	$22,166,989	$19,812,473

Page 2	The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Month Periods Ended June 30, 2020 and 2019 (unaudited)

	June 30, 2020	June 30, 2019
NET REVENUES	$29,807,629	$18,489,493

COST OF REVENUES	18,964,080	10,904,208

GROSS PROFIT	10,843,550	7,585,285

OPERATING EXPENSES
Marketing	6,947,550	3,221,677
Personnel	3,465,554	3,041,343
Production and operations	89,300	43,906
Creative development	53,701	128,236
General and administrative	3,178,582	3,154,267
Total operating expenses	13,734,687	9,589,430

LOSS FROM OPERATIONS	(2,891,137)	(2,004,144)

OTHER (EXPENSE) INCOME
Interest expense	(406,548)	(574,722)
Other income (expense)	324,986	252,677
Total other expense, net	(81,562)	(322,045)

LOSS BEFORE INCOME TAX EXPENSE	(2,972,699)	(2,326,189)

INCOME TAX EXPENSE	6,660	10,100

NET LOSS	$(2,979,359)	$(2,336,289)
NET (LOSS) INCOME PER COMMON SHARE – BASIC AND DILUTED	(.42)	(.32)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC AND DILUTED	7,116,479	7,294,387

In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

Page 3	The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

For the Six Month Periods Ended June 30, 2020 and 2019

			Series Seed		Series A		Series B		Series B-1		Series C		Series D
	Common Stock		Preferred Stock		Convertible Preferred		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Treasury Stock
	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance – December 31, 2017	5,631,161	$976	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687					(1,350,000)	$(7,250)	$40,853,971	$(41,539,509)	$(687,638)
Common stock options exercised	1,663,226	$16															$126,234		$126,250
Stock-based Compensation																	$144,575		$144,575
Net Income																		$17,867	$17,867
Balance – June 30, 2018	7,294,387	$992	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687					(1,350,000)	$(7,250)	$41,124,780	$(41,521,642)	$(398,946)
Common stock options exercised
Stock-based Compensation																	$174,614		$174,614
Net loss																		$(1,177,016)	$(1,177,016)
Balance – December 31, 2018	7,294,387	$992	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687					(1,350,000)	$(7,250)	$41,299,394	$(42,698,658)	$(1,401,348)
Common stock options exercised
Stock-based Compensation																	$94,761		$94,761
Issuance of preferred stock, Series C, net of issuance costs											8,209,586	$821					$9,499,179		$9,500,000
Issuance of preferred stock, Series D, net of issuance costs																	$(35,003)		$(35,003)
Net loss																		$(2,336,289)	$(2,336,289)
Balance – June 30, 2019	7,294,387	$992	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687	8,209,586	$821	0	$-	(1,350,000)	$(7,250)	$50,858,331	$(45,034,947)	$5,822,121
Repurchase of commonstock	(177,908)	$(2)															$(89,704)		$(89,706)
Stock-based Compensation																	$126,759		$126,759
Issuance of preferred stock, Series D, net of issuance costs													1,254,644	$125			$658,418		$658,543
Net loss																		$(5,419,252)	$(5,419,252)
Balance – December 31, 2019	7,116,479	$990	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687	8,209,586	$821	1,254,644	$125	(1,350,000)	$(7,250)	$51,553,804	$(50,454,199)	$1,098,465
Stock-based Compensation																	$109,531		$109,531
Issuance of preferred stock, Series D, net of issuance costs													5,065,138	$507			$3,963,587		$3,964,094
Net loss																		$(2,979,359)	$(2,979,359)
Balance – June 30, 2020	7,116,479	$990	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687	8,209,586	$821	6,319,782	$632	(1,350,000)	$(7,250)	$55,626,922	$(53,433,558)	$2,192,731

Page 4	The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Month Periods Ended June 30, 2020 and 2019 (unaudited)

	June 30, 2020	June 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,979,359)	$(2,336,289)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	268,808	324,060
Stock-based compensation	109,531	94,761
Changes in operating assets and liabilities:
Accounts receivable	(1,052,553)	443,999
Inventory	(126,274)	(683,613)
Prepaid and other current and non-current assets	63,389	188,255
Accounts payable	3,616,679	(1,012,645)
Accrued liabilities	96,325	(352,197)
Unearned revenue	2,835,387	(507,115)
Deferred rent	(40,163)	(22,258)
Net cash used in operating activities	2,682,745	(3,863,042)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(155,973)	(250,829)
Loans to employee	(19,403)	(8,954)
Net cash used in investing activities	(175,376)	(259,784)

CASH FLOWS FROM FINANCING ACTIVITIES
(Payments) borrowings on line of credit, net	(6,000,000)	(4,405,859)
Payments on notes payable	(766,082)	–
Borrowings on term loans	1,364,000	–
Proceeds from issuance of preferred stock, net of issuance costs	3,964,094	9,470,150
Net cash (used in) provided by financing activities	(1,437,988)	5,064,291

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,178,405	941,465

CASH AND CASH EQUIVALENTS – beginning of period	6,435,071	1,902,865

CASH AND CASH EQUIVALENTS – end of period	$7,613,476	$2,844,330

Page 5	The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

1.	DESCRIPTION OF BUSINESS

Winc, Inc. (the “Company” or “Winc”) is a Delaware Corporation, which was incorporated on August 11, 2011. The Company offers personalized consumer recommendations, delivering a shipment of wine per month for a monthly fee. The Company’s team of curators selects wine and present new offerings to customers each month. The Company has a direct-to-consumer model, which involves the Company bottling, labeling and distributing wine under its own winery license.

The Company sources from vineyards and works with winemakers and ships all wine, domestic and international, in bulk containers to a centralized winemaking and bottling facility on California’s Central Coast.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, and financial activities of the Company and its subsidiary, BWSC, LLC. All significant intercompany transactions have been eliminated.

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) in all material respects and have been consistently applied in preparing the accompanying consolidated financial statements.

Liquidity Matters

The Company has incurred losses, has negative cash flows from operations and has an accumulated deficit of approximately $53 million at June 30, 2020. Through June 30, 2020, the Company has been dependent on debt and equity financings to fund its operations.

The Company’s management believes it will continue to obtain third party financing to support future operations until the Company itself achieves profitability on a stand-alone basis. However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations and borrowings from affiliates is not sufficient, additional sources of financing will be required in order to maintain the Company’s current operations.

Whereas management believes it will have access to other financing sources, no assurance can be given that such additional sources of financing will be available on acceptable terms, on a timely basis or at all.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant estimates are made in relation to depreciation and amortization of property and equipment, allowance for sales returns, inventory reserves, derivative liabilities, and stock-based compensation. Actual results may differ materially from these estimates.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase.

Accounts Receivable

Accounts receivable are recorded when earned and are presented in the accompanying consolidated balance sheet net of allowance for sales returns. The Company utilizes the allowance method for sales returns based upon historical experience. As of June 30, 2020 and December 31, 2019, total allowance for sales return amounted to $121,098 and $207,608, respectively.

Inventory

Inventory consists primarily of finished products (ready for sale), boxes/packaging, and raw materials (juice, wine, bottles, labels, etc.) and all inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. All inventories are classified as current assets in accordance with recognized industry practice, although a portion of such inventories will be aged for periods longer than one year. The Company periodically reviews inventory for obsolete, spoiled, and slow moving items based on prior sales, forecasted demand, and historical experience, and as of June 30, 2020 and December 31, 2019, management of the Company concluded no allowance was required. Inventory is however, reduced for estimated losses related to shrinkage. The Company’s shrink estimate is based on historical losses verified by physical inventory counts.

As of June 30, 2020 and December 31, 2019, shrinkage allowance amounted to $0 for both periods. Management of the Company believes the total allowance to be adequate.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. The following table presents the estimated useful lives by asset category:

Category	Useful Life
Machinery and equipment	5 to 10 years
Computers and server equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	1 – 3 years
Purchased software and licenses	5 years
Capitalized software	3 years
Website development	1 year

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred. For the 6 month periods ended June 30, 2020 and 2019, total repairs and maintenance amounted to $5,973 and $666, respectively.

Deferred Rent

Rent expense is recorded on a straight-line basis over the lease term. Deferred rent is the difference between rent payments and rent expense in any period and is recorded as a liability in the consolidated balance sheet and then amortized as a reduction of rent over the term of the lease in accordance with Accounting Standards Codification (“ASC”) 840, Leases.

Derivative Liabilities

The Company accounts for its warrants issued in accordance with ASC 815, Derivatives and Hedging, which requires every derivative instrument within its scope to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings. Based on this guidance, the Company determined that the Company’s warrants do not meet the criteria for classification as equity.

Accordingly, the Company classified the warrants as liabilities. The warrants are subject to re-measurement at each balance sheet date from issuance and any change in fair value is recognized as a component of other expense. For the year ended December 31, 2019, total change in fair value amounted to $136,706, respectively. See Note 8 for description of warrant liabilities and its valuation.

Revenue Recognition

The Company has adopted the new revenue recognition guidelines in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019. ASC 606 provides that revenues are to be recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods or services. Revenue is recognized when or as the performance obligation has been satisfied and control of the product has transferred to the customer. In evaluating the timing of the transfer of control of products to customers, the Company considers several indicators, including significant risks and rewards of products, the right to payment, and the legal title of the products. Deferred revenue represents billings or payments received in advance of services performed.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company generates revenue from the following revenue streams:

Online Sales: Wine sales direct to customers through monthly membership or individual orders of bottles. Customers can skip a month and a membership is not required to purchase wine.

Wholesale Sales: Direct-to-buyer wine sales in large quantities to various businesses and other wholesale customers.

Breakage Sales: Sales recognized from unused gift cards and prepaid credits.

The Company’s primary performance obligation is to transfer a specific quantity of wine to the customer, whether that be to the consumer directly or through wholesale. The Company’s principal terms of sales are FOB shipping point and the Company transfers control and records revenue for both online wine sales and wholesale sales upon shipment to the customer. Accordingly, revenues from online and wholesale sales are recognized at a point in time, when the customer obtains control of the wine. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the transfer of wine and is generally based on a fixed price according to a contract. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Sales allowances related to returns are generally not material to the consolidated financial statements, and do not comprise a significant portion to variable consideration. Estimates for sales allowances are based on, among other things, an assessment of historical trends, information from customers, and anticipated returns related to current sales activity. These estimates are established in the period of sale and reduce revenue in the period of sale.

With respect to gift cards and prepaid credits, they are recorded as a liability when sold and recognized as revenue in proportion to the pattern of rights exercised by the customer. If the Company does not expect to be entitled to a breakage amount, they defer recognition until the probability that the customer will exercise its rights is remote.

For the years ended December 31, 2018 and 2017, the Company recognized revenue under ASC 605, Revenue Recognition, when persuasive evidence of a sales arrangement existed, price was fixed or determinable, collectability was reasonably assured and delivery had occurred or services had been rendered. The fees from customers through online and wholesales sales were recognized on a month-to-month basis upon shipment of the product.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

With respect to gift cards and prepaid credits, they were recorded as unearned revenue when sold and recognized as revenue when: (1) redeemed by the guest or (b) the likelihood of being redeemed by the guest was remote (breakage). The Company had determined that there was no legal obligation to remit the value of the unredeemed gift cards under applicable state unclaimed property escheat statutes in any states in which the Company operates. Breakage was determined upon historical redemption patterns of the Company’s gift cards.

Advertising Costs

Advertising costs are expensed in the period incurred and aggregated $6,947,550 and $2,596,619 for the six month periods ended June 30, 2020 and 2019, respectively, and are included in marketing expenses in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with ASC 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors based on the grant date fair values of the awards. The Company estimates the fair value of stock-based payment awards on the grant-date using Black-Scholes option-pricing.

Compensation expense for non-employee stock-based awards is recognized in accordance with ASC 505-50, Equity Based Payments to Non-Employees. ASC 505-50, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of services received. The Company records compensation expense based on the then-current fair values of the stock options at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock options’ fair value until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock vests.

Compensation expense totaled $109,531 and $94,761 for the six month periods ended June 30, 2020 and 2019, respectively.

Income Taxes

The Company provides for income taxes using the asset and liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with their ultimate realization. The Company’s net deferred tax assets have a full valuation allowance against them due to such uncertainty.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company evaluates its tax positions in a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the taxing authorities. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company currently does not have any unrecognized tax benefits.

The Company initially recognizes a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

The Company’s policy is to recognize both interest and penalties related to unrecognized benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest or penalties since inception.

As the determination of whether a tax position is greater than 50% likely of being realized and the related largest amount of benefit is subjective, it is possible that outside tax professionals or the taxing authority could conclude that the amounts recognized or disclosed in our consolidated financial statements would differ from amounts the Company’s management believes are applicable.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, employee advances, prepaid and other current assets, accounts payable, accrued liabilities, derivative liabilities, line of credit, notes payable and unearned revenues. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates and the short-term maturities of certain financial instruments.

The Company measures the fair value of financial assets and liabilities recorded at fair value based on the guidance of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to expand disclosures about fair value measurements.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 –	quoted prices in active markets for identical assets or liabilities

Level 2 –	quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 –	inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company did not have any assets or liabilities that were measured at fair value on a recurring or nonrecurring basis during the periods ended June 30, 2020 and 2019, except for warrant liabilities which is measured using Level 3. There was no transfer between levels during the periods ended June 30, 2020 and 2019.

Internally Developed Software Costs

Computer software development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization as described below, and include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality.

For computer software developed or obtained for internal use, costs that are incurred in the preliminary project and post implementation stages of software development are expensed as incurred. Costs incurred during the application and development stage are capitalized. Capitalized costs are amortized using the straight-line method over a three year estimated useful life, beginning in the period in which the software is available for use. Capitalized software development costs, net of accumulated amortization, totaled $527,308 and $645,516 as of June 30, 2020 and 2019, respectively. Amortization of software costs was $195,125.63 and $216,878 for the six month periods ended June 30, 2020 and 2019.

Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements of Topic 605, including most industry-specific revenue recognition guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amended ASU 2014-09 to defer the effective date for implementation for nonpublic entities to fiscal years beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Standards (continued)

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606, which include the following:

1) Collectability criterion

2) Presentation of sales taxes and other similar taxes collected from customers

3) Noncash consideration

4) Contract modifications at transition

5) Completed contracts at transition

The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09.

The Company adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year using the modified retrospective approach applied to those contracts which were not completed as of January 1, 2019. As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; (ii) recognize the incremental costs of obtaining a contract as an expense when the period is one year or less; and (ii) to apply the standard only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. The adoption of this guidance in the current year did not have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2015, the FASB issued ASU 2015-11, Inventory. This guidance states that an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this guidance more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). The amendments in this guidance are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires lessees to recognize at the lease commencement date a lease liability which is the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use assets, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees will no longer be provided with a source of off-balance sheet financing. This update is effective for financial statements issued for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Applying a full retrospective transition approach is not allowed. The Company is currently evaluating the effects of this new guidance.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This amendment is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the consolidated statement of cash flows. The amendment is effective for annual periods beginning after December 15, 2016, and interim periods therein. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

3.	INVENTORY, net

Inventory consists of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Raw materials	$2,302,678	$3,098,928
Finished goods	6,161,685	5,281,078
Packaging	150,579	108,662
	$8,614,942	$8,488,668

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Prepaid wine crushing services	$1,662,660	$1,938,701
Prepaid wine services	211,420	--
Prepaid other	262,250	130,039
Prepaid software licenses	101,209	102,578
Prepaid insurance and benefits	145,638	342,900
Deposits	13,640	13,640
Prepaid Marketing	270,349	102,803
	$2,667,166	$2,630,661

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

5.	PROPERTY AND EQUIPMENT, net

Property and equipment, net consists of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Computers and server equipment	$146,594	$134,564
Purchased software and licenses	132,048	132,048
Furniture and fixtures	643,179	643,179
Leasehold improvements	210,534	299,069
Machinery and equipment	299,069	210,534
Website development	167,943	167,943
Software	1,824,442	1,680,498
Other	--	--
	3,423,809	3,267,835
Less: accumulated depreciation and amortization	(2,732,723)	(2,463,914)
	$691,086	$803,921

Depreciation and amortization expense totaled $268,808, and $324,060 during the six month periods ended June 30, 2020 and 2019 respectively.

6.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Inventory received not billed	$812,718	$1,086,006
Alcohol and Tobacco tax	589,629	111,052
Accrued shipping	392,099	89,337
Accrued payroll liabilities	20,688	174,391
Other	663,488	921,511
	$2,478,622	$2,382,297

7.	DEBT

In connection with an amendment that took place in March 2015, the Company granted warrants to Square 1 Bank to purchase shares of Company’s Series B Preferred Stock. See Note 8 for description of warrant liability and its valuation.

In October 2015, the Company entered into a Loan and Security Agreement with Western Alliance Bank for a revolving line of credit of up to $12,000,000. The line of credit was amended during 2017 to extend the maturity to November 2018 and reduce the credit line to $8,000,000. In November 2019, the Company amended the line of credit extending the maturity date to April 13, 2020 and again subsequently to May 31, 2020. At December 31, 2019, the revolving line of credit bears an interest at a variable annual rate equal to 2% plus the Prime Rate (6.75% at December 31, 2019). The balance at December 31, 2019 was $6,000,000. The Company fully paid and closed the loan in May 2020.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

7.	DEBT (continued)

In January and March 2017, the Company entered into two separate Note Payable Agreements for $1,500,000 and $1,000,000 with Super G Capital, LLC. The notes payable bear an interest rate of 36% per annum were both drawn and fully paid within 2017.

In December 2017, the Company entered into a Loan and Security Agreement with Multiplier Capital for a term loan of $5,000,000, of which $4,000,000 was disbursed in 2017, and the second disbursement of $1,000,000 was made to the Company in January 2018. The loan has a maturity date of June 2022 and bears an interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate (11% at December 31, 2019) with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14%. The balance at June 30,2020 and December 31, 2019, net of debt issuance costs, was $3,282,222, and $4,099,415, respectively.

In connection with the Loan and Security Agreement, the Company granted Multiplier Capital warrants to purchase shares of Company’s Series B-1 Preferred Stock. See Note 8 for description of warrant liability and its valuation.

In April 2020, the Company was granted a loan from Western Alliance Bank in the amount of $1,364,000 pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted March 27,2020. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent and utilities. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral for the first six months. The Company believes that its use of the loan proceeds will meet the conditions for forgiveness.

Interest expense on the Company’s line of credit and note payable agreements for the six month periods ended June 30, 2020 and 2019 totaled $406,548 and $574,722, respectively.

8.	DERIVATIVE LIABILITIES

In connection with the Loan and Security Agreement entered in July 2013, the Company issued a warrant to Square 1 Bank to purchase 54,745 shares of the Company’s Series Seed Preferred shares at an initial exercise price of $0.2740 per share. The warrant expires in July 2023. As of June 30, 2020, these warrants have not been exercised.

In connection with the Fourth Amendment to Loan and Security Agreement entered in June 2015, the Company issued a second warrant to Square 1 Bank to purchase 22,901 shares of the Company’s Series B Preferred Stock at an initial exercise price of $1.30997 per share. The warrant expires in March 2025. Square 1 Bank was merged with Pacific Western Bank (“PWB”) in October 2015 and the warrant was subsequently transferred to PWB. As of June 30, 2020, these warrants have not been exercised.

In connection with the Loan and Security Agreement entered in December 2017, the Company issued warrants to Multiplier Capital to purchase 859,644 shares of the Company’s Series B-1 Preferred shares at an initial exercise price of $1.31 per share. The warrant expires in December 2027. As of June 30, 2020, these warrants have not been exercised.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

8.	DERIVATIVE LIABILITIES (continued)

The warrants are subject to re-measurement at each balance sheet date from issuance and any change in fair value is recognized as a component of other expense. At December 31, 2019, the Company estimated the fair value of warrants using Black-Scholes model and estimated the liabilities to be $859,293. As of June 30, 2020, these warrants have not been exercised.

9.	COMMITMENTS AND CONTINGENCIES

Operating Leases

At June 30, 2020, the Company had two non-cancelable operating leases for its various facilities. Minimum future rental commitments under non-cancelable operating leases, primarily for equipment and office facilities at June 30, 2020 are as follows:

Years ending December 31
2020	1,049,961
2021	1,080,720
2022	1,069,044
2023	27,708
Total	$3,227,433

The Company is also party to four non-cancelable sublease agreements. Minimum future rental income under the non-cancelable operating leases, primarily office facilities at June 30, 2020 are as follows:

Years ending December 31
2020	357,544
2021	289,992
2022	298,691
2023	50,025
Total	$996,525

Rent expense was $564,347 and $459,322 for the six month periods ended June 30, 2020 and 2019, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of operations. Included in other income (expense) on the accompanying consolidated statements of operations for the six month periods ended June 30, 2020 and 2019 are rental income from sublease agreements of $316,397 and $248,589, respectively.

Legal

The Company is involved, from time to time, in disputes that are incidental to its business. Management has reviewed these matters to determine if reserves are required for losses that are probable to materialize and reasonable to estimate in accordance with the authoritative guidance on accounting for contingencies. Management evaluates such reserves, if any, based upon several criteria including the merits of each claim, settlements discussions and outside legal counsel, as well as indemnification of amounts expended by the Company’s insurers or others, if any.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

9.	COMMITMENTS AND CONTINGENCIES (continued)

Legal (continued)

In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s combined financial position or results of operations.

10.	STOCK-BASED COMPENSATION

All employees are eligible to be granted options to purchase common stock under the Company’s 2013 Equity Incentive Plans (the “Equity Plans”). Under provisions of the 2013 Equity Plans, the Company is authorized to issue up 21,955,249 of its common stock, of which 18,399,518 and 17,592,998 have been granted under stock option awards as of June 30, 2020 and December 31, 2019, respectively. The purpose of the Company’s stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.

All options granted under the 2013 Equity Incentive Plans will expire five and ten years from their date of issuance. Stock options generally have a four-year vesting period from their date of issuance.

The Company’s Board of Directors administer the Equity Plans, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and non-statutory stock options granted pursuant to the terms of the Equity Plans cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant (110% if the award is issued to a 10% or more stockholder of the Company). The term of the options granted under the Equity Plans cannot be greater than 10 years and 5 years for incentive stock options granted to optionees who have greater than 10% ownership interest in the Company. Option granted generally vest 25% on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent 3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model for incentive stock options granted to employees and on the reporting date for non-employees. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the “simplified method” based on guidelines provided in SAB 107.

The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. Following is a summary of key weighted average valuation assumptions for options granted during the periods ended June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Risk free interest rates	1.86%	1.86%
Expected lives (in years)	6.03	6.03
Dividend yield	_	_

Expected volatility	35.14%	35.14%

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

10.	STOCK-BASED COMPENSATION (continued)

The following tables summarize the activity of the Company’s stock options for the periods ended June 30, 2020 and December 31, 2019:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life
Options outstanding at January 1, 2019	7,540,709	.35	6.77
Exercised	--	--
Granted	11,073,886	.17
Forfeited	(1,010,140)	.34
Expired	(11,457)	.50
Options outstanding at December 31, 2019	17,592,998	$.16	8.02
Exercised
Granted	1,965,500	.50
Forfeited	(50,805)	.48
Expired	(1,108,175)	.20
Options outstanding at June 30, 2020	18,399,518	$.20	7.85

The weighted average grant date fair value per share of stock options granted during the six months period and year ended June 30, 2020 and December 31, 2019 was $.17 and $0.06, respectively. During the six months period and year ended June 30, 2020 and December 31, 2019 the aggregate intrinsic values of stock option awards exercised were $0 and $0, respectively, determined at the date of option exercise.

The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise. Total unvested shares at June 30, 2020 and December 31, 2019 totaled 7,961,838 and 8,481,034 respectively.

The total fair value of shares vested as of December 31, 2019, was $1,823,617.

Total stock-based compensation expense for the periods ended June 30, 2020 and December 31, 2019, was $109,531 and $94,761, respectively. Total unrecognized compensation cost related to unvested stock options at June 30, 2020 was $623,550, and is expected to be recognized as follows:

2020	$262,162
2021	$228,144
2022	$196,930
2023	$113,551

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

11.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating U.S. employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. Employees aged 21 and older are eligible to contribute to the plan starting 30 days after employment date. Once eligible, participants are automatically enrolled to contribute 6% of eligible compensation or may elect to contribute a whole percentage of their eligible compensation subject to annual Internal Revenue Code limits. The Company made no contributions for the periods ended June 30, 2020 and 2019.

12.	STOCKHOLDERS’ EQUITY

Seventh Amended and Restated Certification of Incorporation

In accordance with the Seventh Amended and Restated Certificate of Incorporation dated December 5, 2019, the Company is authorized to issue two classes of stock, common stock and preferred stock.

The Company shall have authority to issue 94,410,000 shares of common stock with par value of $0.0001 per share and 63,317,787 shares of preferred stock with par value of $0.0001 per share. 13,296,372 shares of preferred stock were designated as Series Seed Preferred Stock; 8,276,928 shares of preferred stock were designated as Series A Preferred Stock; 13,381,711 shares of preferred stock were designated as Series B Preferred Stock; 9,541,985 shares of preferred stock were designated as Series B-1 Preferred Stock; 8,209,586 shares of preferred stock were designated as Series C Preferred Stock; and 10,611,205 shares of preferred stock were designated as Series D Preferred Stock. The holders of preferred stock have conversion rights. Each shares of preferred stock shall be convertible, at the option of the holder at any time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price at the time of conversion. The Series Seed conversion price is equal to $0.2740. The Series A conversion price is equal to $1.2089. The Series B conversion price is equal to $1.3099. The Series B-1 conversion price is equal to $1.31. The Series C conversion price is equal to $1.2181. The Series D conversion price is equal to $1.4136. Such initial conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, shall be subject to adjustments as provided in the Fourth Amended and Restated Certificate of Incorporation.

Shares of Series A Preferred Stock and Series B and B-1 Preferred Stock (the “Redeemable Preferred Stock”) shall be redeemed by the Company at a price equal to (a) the applicable original issue price per share plus all declared but unpaid dividends plus (b) an amount equal to eight percent of such applicable original issue price for each year (and a pro rata amount for any partial year). In the event of a notice of redemption of shares of Redeemable Preferred Stock, the conversion rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the conversion rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the conversion rights shall terminate the close of business the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of preferred stock.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

12.	STOCKHOLDERS’ EQUITY (continued)

No fractional shares of common stock are issued upon conversion of the preferred stock. In lieu of any fractional shares, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Board of Directors of the Company.

At conversion, any shares of preferred stock shall be retired and cancelled and may not be reissued as shares of such series.

Preferred Stock

In February 2013, the Company issued an aggregate 13,241,627 of shares of preferred stock (“Series Seed”) at $0.2740 per share for total proceeds of $3,218,995, net of issuance costs. As of June 30, 2020 and December 31, 2019, 13,241,627 shares of Series Seed convertible preferred stock were issued and outstanding.

In April 2014, the Company converted debt and accrued interest of $1,085,159 into 1,245,831 shares of Series A convertible preferred stock. In April 2014, the Company issued an aggregate of 7,031,097 of shares of Series A preferred stock at $1.208914 per share for total proceeds of $8,372,863, net of issuance costs. As of June 30, 2020 and December 31, 2019, 8,276,928 shares of Series A convertible preferred stock were issued and outstanding.

During 2015, the Company raised capital of up to $17,471,540 (net of issuance costs) through the sale of 13,358,810 shares of Series B convertible preferred stock (the “Series B Preferred Stock”). As of June 30, 2020 and December 31, 2019, 13,358,810 shares of Series B convertible preferred stock were issued and outstanding.

During 2017, the Company raised capital of up to $8,966,987 (net of issuance costs) through the sale of 6,870,679 shares of Series B-1 convertible preferred stock (the “Series B-1 Preferred Stock”). As of June 30, 2020 and December 31, 2019, 6,870,679 shares of Series B-1 convertible preferred stock were issued and outstanding.

In April 2019, the Company raised capital of up to $9,500,000 (net of issuance costs) through the sale of 8,209,586 shares of Series C convertible preferred stock (the “Series C Preferred Stock”) at $1.2181 per share. As of June 30, 2020 and December 31, 2019, 8,209,586 shares of Series C convertible preferred stock were issued and outstanding.

In 2019 and 2020, the Company raised capital of up to $4,622,637 (net of issuance costs) through the sale of 6,319,782 shares of Series D convertible preferred stock (the “Series D Preferred Stock”) at $1.4136 per share. As of June 30, 2020 and December 31, 2019, 6,319,782 and 1,254,644 shares of Series D convertible preferred stock were issued and outstanding, respectively.

Unless otherwise indicated, all attributes described below applied to Series Seed, Series A Preferred Stock, Series B Preferred Stock, B-1 Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

12.	STOCKHOLDERS’ EQUITY (continued)

Voting Rights

The holders of common stock are entitled to one vote for each share of common stock.

The holders of preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with holders of common stock as a single class.

Dividends

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock shall simultaneously receive a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

As of June 30, 2020 and 2019, there were no dividends declared, paid, or set aside.

Liquidation

The holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

12.	STOCKHOLDERS’ EQUITY (continued)

Liquidation (continued)

After the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Deemed liquidation events include (a) a merger or consolidation or (b) the sale, lease, transfer, exclusive license or other disposition.

The liquidation preferences at June 30, 2020 for the Series Seed, Series A, Series B, Series B-1 and Series C and Series D were $3,628,206, $10,006,094, $17,498,705 and $13,500,884, $14,999,997 and $7,647,122 respectively.

As of June 30, 2020, and 2019, no liquidation events occurred.

13.	INCOME TAXES

The Company's semiannual provision for income taxes is based on an estimated annual income tax rate. The Company's semiannual provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effect of changes in tax laws or rates, in the semiannual period in which they occur. The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence, the Company does not believe it is more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of June 30, 2020 and December 31, 2019. The Company intends to maintain the full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

As of December 31, 2019 the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $37 million and $37.9 million, respectively, which begin to expire in 2023. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions due to a change in ownership.

The Company has not recognized any liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained; therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 and for the six month periods ended June 30, 2020 and 2019 (unaudited)

13.	INCOME TAXES (continued)

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrual for the payment of interest or penalties. For Federal purposes, the year’s subject to examination are 2016 through 2018. For state purposes, the year’s subject to examination are 2016 through 2018.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act (the 2017 Act) into law. The Act had pervasive financial reporting implications for all companies with US operations, including reduction of the U.S. federal corporate tax rate from 35 percent to 21 percent. We reviewed and incorporated the tax bill implications through the 2018 consolidated financial statements. We remeasured the deferred taxes at new corporation rate of 21%, which reduced the net deferred tax assets, before valuation allowance, by $5.2 million in 2017.  Due to full valuation allowance, the change in deferred taxes was fully offset by the change in valuation allowance.

14.	CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. As of June 30, 2020, and December 31, 2019, the Company had cash at banks of $7,363,476 and $6,185,071, respectively, in excess of the FDIC insurance limit or in foreign bank accounts for which there is no FDIC insurance.

15.	SUBSEQUENT EVENTS

On August 17, 2020, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2020 Regulation A Offering”), pursuant to which it is offering to sell up to 10,000,000 shares of its Series E Preferred Stock, convertible into shares of Common Stock, at a price of $1.75 per share. The Company intends to utilize the net proceeds from the 2020 Regulation A Offering to execute on its business plans.

The Company has evaluated subsequent events through September 23, 2020, the date the consolidated financial statements were available to be issued and concluded that no other events have occurred subsequent to June 30, 2020 that require consideration as adjustments to or disclosure in its consolidated financial statements, other than those disclosed above.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Seventh Amended and Restated Certificate of Incorporation (1)
2.2	Form of Eight Amended and Restated Certificate of Incorporation (2)
2.2	Bylaws (3)
2.3	Second Amendment to Amended and Restated Bylaws (4)
3.1	Form of Fifth Amended and Restated Voting Agreement (5)
3.2	Form of Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement (6)
3.3	Form of Fifth Amended and Restated Investors’ Rights Agreement (7)
4.1	Form of subscription agreement (8)
4.2	Form of subscription agreement (9)
4.3	Form of subscription agreement (10)
6.1	Loan and Security Agreement with Western Alliance Bank (11)
6.2	Loan and Security Agreement with Multiplier Capital (12)
6.3	Loan and Security Modification Agreement with Western Alliance Bank (13)
6.4	Loan and Security Modification Agreement dated October 31, 2019 with Western Alliance Bank (14)
6.5	Broker-Dealer Agreement with Dalmore Group, LLC (15)
6.6	Loan and Security Modification Agreements dated March 24, 2020 and April 13, 2020 with Western Alliance Bank (16)
8.1	Form of Escrow Services Agreement with Prime Trust, LLC (17)

(1)  Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated December 18, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465919073676/tm1926345d1_ex2-1.htm

(2) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex2-2.htm

(3) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419036465/tv525510_ex2-3.htm

(4) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated December 18, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465919073676/tm1926345d1_ex2-3.htm

(5) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex3-1.htm

(6) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex3-2.htm

(7) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex3-3.htm

(8) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419045341/tv529746_ex4.htm

(9) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated April 14, 2020 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920046165/tm2015727d1_ex4-2.htm

(10) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex4.htm

(11) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex6-1.htm

(12) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419036465/tv525510_ex6-2.htm

(13) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex6-3.htm

(14) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated December 18, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465919073676/tm1926345d1_ex6-4.htm

(15) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex6-5.htm

(16) Filed as an exhibit to the Winc, Inc. Annual Report on Form 1-K dated April 29, 2020 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1782627/000110465920052835/tm2016942d1_ex6-6.htm

(17) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on September 25, 2020.

Winc, Inc.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer
Date: September 25, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer and Director
Date: September 25, 2020

/s/ Carol Brault
By Carol Brault, VP, Finance, principal accounting officer
Date: September 25, 2020

/s/ Brian Smith
By Brian Smith, Director
Date: September 25, 2020

/s/ Laura Joukovski
By Laura Joukovski, Director
Date: September 25, 2020

/s/ Kent Bennett
By Kent Bennett, Director
Date: September 25, 2020

/s/ Xiangwei Weng
By Xiangwei Weng, Director
Date: September 25, 2020

/s/ Shuhei Ohashi
By Shuhei Ohashi, Director
Date: September 25, 2020

/s/ Patrick DeLong
By Patrick DeLong, Director
Date: September 25, 2020